

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

DIVISION OF
CORPORATION FINANCE

February 28, 2025

Jack E. Stover
Chief Executive Officer
NorthView Acquisition Corp
207 West 25th St., 9th Floor
New York, NY 10001

> **Re: NorthView Acquisition Corp**
> **Preliminary Proxy Statement on Schedule 14A**
> **Filed February 27, 2025**
> **File No. 001-41177**

Dear Jack E. Stover:

    We have completed our review of your filing. We remind you that the company and its management are responsible for the accuracy and adequacy of their disclosures, notwithstanding any review, comments, action or absence of action by the staff.

                            Sincerely,

                            Division of Corporation Finance
                            Office of Industrial Applications and Services

cc: Ralph V. De Martino, Esq.